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                               April 23, 2024

       John Meloun
       Chief Financial Officer
       Xponential Fitness, Inc.
       17877 Von Karman Ave, Suite 100
       Irvine, CA 92614

                                                        Re: Xponential Fitness,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-40638

       Dear John Meloun:

              We have reviewed your March 15, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Key Performance Indicators, page 64

   1. You newly disclose the number of "studios no longer operating." Please explain to us and disclose the exact
status of theses studios. If these studios are not considered to be closed, explain to us if you
ever determine a studio to be closed and if so your basis for such determination. In your
response to prior comment 1 you state you do not use "closed studios" as a key
performance indicator. Nevertheless, explain to us why you believe it is not useful to disclose
to investors the number of studios closed.
 John Meloun
FirstName
XponentialLastNameJohn
             Fitness, Inc. Meloun
Comapany
April       NameXponential Fitness, Inc.
       23, 2024
April 223, 2024 Page 2
Page
FirstName LastName
2. You disclose the number of studios opened is the same as the number of studios operated/operating. You also disclose a studio is considered no longer operating and excluded from the total number of studios operating if it has no sales for nine consecutive months or more. From this it appears the number of studios opened/operated/operating at the end of each period presented includes studios that have not generated revenue for a period of less than nine consecutive months. Please explain to us and disclose why you consider studios as opened/operated/operating when they are not generating any revenue.
         Also tell us the number of these studios included in the number of studios opened/operated/operating at the end of each period presented.
3. Please explain to us and disclose as appropriate when and how you determine a franchised studio to be considered no longer operating. In doing so tell us what communication/interaction you have with the franchisee regarding the status of the
         operation of the studio in jeopardy of becoming nonoperating before and after a studio first does not generate revenue. Additionally, tell us why you believe it is appropriate to wait nine months before you determine a studio to be nonoperating.
4. You disclose "If a studio deemed to be no longer operating subsequently generates sales at a future date, it re-enters the operating studio count ". For purposes of reentering the operating studio count, please tell us how you define "sales." Also, tell us if there is a level or period of sales to be achieved before the previously deemed nonoperating studio is again considered to be operating. If not, explain why it is appropriate to consider a previously deemed nonoperating studio to be considered operating with a nominal amount or brief period of activity.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services